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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Miranova Place, 12th Floor
(No. and Street)

Columbus, (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Line (614) 857-1496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Line, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red Capital Markets, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA K. BORCHERS
Notary Public, State of Ohio
My Commission Expires 6/17/08



Signature

Chief Financial Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Annual Audited Report
Pursuant to Rule 17a-5(e)(3)

RED CAPITAL MARKETS, INC.

For the Year Ended December 31, 2006
With Report of Independent Registered
Public Accounting Firm

TABLE OF CONTENTS

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Red Capital Markets, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Capital Markets, Inc. at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2007

RED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash and Cash Equivalents	$8,194,976
Securities Inventory	60,120,559
Securities Purchased Under Agreements to Resell	16,459,095
Note Receivable	389,400
Receivables from Broker/Dealers	45,312,776
Accrued Interest Receivable	550,776
Remarketing Agent Receivables	283,059
Purchased Remarketing Agent Agreements, net	285,196
Fixed Assets, net	127,642
Goodwill	41,056,986
Derivative Assets	1,438,042
Accounts Receivable – Affiliate	76,148
Deferred Income Taxes	1,740,110
Other Assets	393,126
Total Assets	$176,427,891

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Securities Sold Under Agreements to Repurchase	8,376,000
Deferred Compensation Plan Payable	3,546,030
Accrued Salaries, Incentive Compensation and Employee Benefits	3,758,742
Payables to Broker/Dealers	46,227,680
Accounts Payable and Accrued Expenses	385,576
Accounts Payable – Affiliate	14,857
Deferred Revenue	85,000
Interest Payable – Third Parties	17,403
Interest Payable – Affiliate	11,572
Derivative Liabilities	1,438,042
Income Taxes Payable – Affiliate	3,139,831
Total Liabilities	67,000,733
SHAREHOLDER'S EQUITY	
Common Stock (no par value, 1,000 shares authorized, 1 share issued & outstanding)	1,000
Paid-In Capital	89,501,872
Retained Earnings	19,924,286
Total Shareholder's Equity	109,427,158
Total Liabilities and Shareholder's Equity	$176,427,891

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF INCOME
Year Ended December 31, 2006

REVENUES	
Tax Credit Equity Syndication Fees	$13,200,327
Interest Income	5,219,845
Net Underwriting Fees	1,981,112
Remarketing Agent Fees	1,499,676
Net Trading Gains	851,837
Other Income	678,459
	23,431,256
EXPENSES	
Salaries, Incentive Compensation and Employee Benefits	8,589,677
Interest Expense	1,330,816
Occupancy	500,446
Furniture, Equipment and Software Expense	250,654
General and Administrative	465,685
Travel and Entertainment	376,862
Third Party Service Fees	290,358
Intangible Asset Amortization	539,722
State and Local Taxes	536,297
	12,880,517
INCOME BEFORE INCOME TAXES	10,550,739
INCOME TAX EXPENSE	3,602,640
NET INCOME	$6,948,099

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 2005	$1,000	$89,501,872	$12,976,187
Net Income	-	-	6,948,099
BALANCE, DECEMBER 31, 2006	$1,000	$89,501,872	$19,924,286

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$6,948,099
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Realized Gain on Sale of Securities Inventory	(927,564)
Net Unrealized Loss on Securities Inventory	75,727
Depreciation and Amortization of Fixed Assets	51,056
Amortization of Purchased Agreements and Contracts	539,722
Unrealized Loss on Forward Sale & Purchase Commitments, net	43,036
Purchases of Securities Inventory	(2,598,185,333)
Proceeds from Sales of Securities Inventory	2,610,851,073
Net Proceeds of Securities Under Agreements to Resell	37,841,394
Decrease in Receivables and Other Assets	11,661,619
Increase in Deferred Income Taxes	(1,335,535)
Increase in Accounts Receivables – Affiliate	(76,148)
Increase in Accrued Salaries, Incentive Compensation and Employee Benefits	1,246,119
Decrease in Accounts Payable and Accrued Expenses	(233,527)
Decrease in Other Payables to Affiliate	(2,030)
Decrease in Interest Payable	(304,416)
Decrease in Payable to Broker/Dealers	(2,219,707)
Increase in Deferred Revenue	85,000
Decrease in Income Taxes Payable – Affiliate	(4,304,914)
NET CASH PROVIDED BY OPERATING ACTIVITIES	61,753,671
CASH FLOWS FROM INVESTING ACTIVITIES	
Fixed Asset Purchases	(29,080)
NET CASH USED IN INVESTING ACTIVITIES	(29,080)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Repayments Under Lines of Credit with Affiliates	(10,935,570)
Net Proceeds of Securities Sold Under Agreements to Repurchase	(42,660,000)
NET CASH USED IN FINANCING ACTIVITIES	(53,595,570)
INCREASE IN CASH AND CASH EQUIVALENTS	8,129,021
CASH AND CASH EQUIVALENTS, JANUARY 1	65,955
CASH AND CASH EQUIVALENTS, DECEMBER 31	$8,194,976

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
(CONTINUED)
Year Ended December 31, 2006

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$1,635,232
Income Taxes (to Affiliate)	9,243,091

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Decrease in asset and corresponding liability attributable to deferred compensation plan	97,605

See notes to financial statements.

A. ORGANIZATION

Red Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of National City Bank (the "Bank,") which is a wholly owned subsidiary of National City Corporation ("National City").

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, the syndication and sale of low income housing tax credit funds, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities.

B. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

Derivative Financial Instruments – Statement of Financial Accounting Standard (SFAS) 133 requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage backed securities and exchange-traded futures contracts. These derivative instruments are not designated in a SFAS 133 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings.

Customer Accounts – In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company has segregated securities with a market value of $944,788 at December 31, 2006 in a special reserve account for the exclusive benefit of institutional customers. The securities held in such segregated account are reflected in Securities Inventory in the Statement of Financial Condition.

Securities Inventory – Securities inventory is carried at its fair market value, determined by an independent valuation or by management by determining the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair market value of such securities are reflected in the Statement of Income as part of Net Trading Gains. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions are recorded on a trade date basis. At December 31, 2006, the cost of securities inventory was $60,922,516.

Fixed Assets – Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At December 31, 2006, fixed asset accumulated depreciation was $129,101.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts for which the related securities will be resold or repurchased, as applicable.

Goodwill – Goodwill represents the excess of cost over the fair value of the net assets acquired. The Company accounts for its goodwill in accordance with SFAS 142, *Goodwill and Other Intangible Assets.* The Company tests goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Tax Credit Equity Syndication Fees – In accordance with AICPA Statement of Position (SOP) 92-1, the Company recognizes the fees it receives for syndicating tax credit funds when the fund partnership interests have been sold and the corresponding properties have been acquired. The Company does not receive ownership interests in lieu of syndication fees.

Net Underwriting Fees – Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses, which totaled $829,238 for the year ended December 31, 2006.

Remarketing Agent Fees – Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

Financial Instruments – The Company considers cash, receivables, forward purchase commitments, securities purchased under agreements to resell, notes payable, forward sale commitments, other payables and securities sold under agreements to repurchase as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

C. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Uncertainty in Income Taxes: In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. Upon adoption, management estimates that no adjustments will be required.

D. GOODWILL

Prior to July 1, 2004, the Company was a wholly owned subsidiary of The Provident Bank ("Provident Bank,") which was a wholly owned subsidiary of Provident Financial Group, Inc. ("Provident Financial.") On July 1, 2004, National City completed its acquisition (the "Acquisition") of Provident Financial. The Company's goodwill is a result of the Acquisition. "Push-down" accounting was utilized in the Company's 2004 financial statements to recognize the excess of cost over the fair value of net assets acquired. As required by SFAS 142, the Company performed the annual impairment test on goodwill as of November 30, 2006 using a fair value approach. No impairment existed as of that date.

E. SECURITIES INVENTORY

The Company's investment in securities inventory at December 31, 2006 was comprised of the following:

Fixed-rate, taxable, multifamily agency mortgage-backed securities	$37,971,705
Fixed-rate, tax-exempt municipal bonds	10,599,276
Variable-rate, tax-exempt municipal bonds	7,215,000
Corporate equity securities	1,821,983
Other securities	2,512,595
	$60,120,559

F. NOTES PAYABLE

The Company has a revolving promissory demand note from the Bank that it uses to fund its operations. Under terms of the note, the Company may borrow up to $300,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. All borrowings under the agreement are secured by all of the Company's assets. At December 31, 2006, the Company had no borrowings outstanding under this note. Interest incurred under this note during the year ended December 31, 2006 was $125,938.

The Company also has a revolving promissory demand note from a subsidiary of the Bank. Under the terms of the note, which is not collateralized, the Company may borrow up to a total of $150,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. At December 31, 2006, the Company had no borrowings outstanding under this note. There was no interest incurred under this note during the year ended December 31, 2006.

G. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule 15c3-1 ("Rule") of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $710,462, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital calculated in accordance with the Rule was $55,887,235 at December 31, 2006. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 0.1907 to 1 at December 31, 2006.

H. INCOME TAXES

National City files a consolidated federal income tax return, which includes most of its subsidiaries, including the Bank and the Company. The Company provides for income taxes on a separate-return basis and remits to the Bank amounts determined to be currently payable. Income taxes are provided for using the liability method under which deferred income tax liabilities or assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities and are measured at the enacted income tax rates. Deferred income tax expense is determined by the change in the liability or asset for deferred income taxes. Income tax expense for the year ended December 31, 2006 consisted of the following:

Current	$4,938,175
Deferred	(1,335,535)
Income tax expense	$3,602,640

The difference between tax expense recorded in the Statement of Income and tax expense calculated at the federal statutory rate of 35% relates primarily to municipal interest income and state income taxes.

At December 31, 2006, the net deferred income tax asset consisted of the following items:

Deferred compensation plan	$1,281,549
State income taxes	105,576
Depreciation	(17,572)
Goodwill and other intangible assets	370,557
Net deferred income tax asset	$1,740,110

I. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company paid $500,310 to the Bank and to other subsidiaries of National City for the rental of its office space. At December 31, 2006, the Company had cash in demand accounts of $8,139,595 at the Bank.

J. COMMITMENTS

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower.

The forward sale commitments, treated as derivatives under SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, are used to economically hedge changes in fair value of the commitment to purchase the same mortgage backed security that may occur due to movements in interest rates.

In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties. The change in the fair values of the forward sale and purchase commitments are recorded in the Statement of Financial Condition as Derivative Assets and Derivative Liabilities. The net unrealized loss for the year ended December 31, 2006 was $43,037 and is included in Other Income in the Statement of Income.

At December 31, 2006, the Company had mandatory commitments to deliver $66,604,440 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $66,604,440 of the same types of securities from its affiliate. In addition, the Company had commitments to deliver $45,783,528 of fixed-rate mortgage-backed securities and written commitments to purchase $45,783,528 of the same types of securities from unaffiliated counterparties at December 31, 2006.

K. INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

L. RECEIVABLES FROM BROKER/DEALERS AND PAYABLES TO BROKER/DEALERS

Receivables from broker/dealers include receivables from the settlement of securities transactions executed for customers of the Company. Payables to broker/dealers include payables from the settlement of securities transactions executed for customers of the Company. The receivables generally are collected and payables

generally are paid within thirty days and are collateralized by securities in physical possession, on deposit, receivable from or deliverable to customers, or other broker/dealers.

M. BENEFIT PLAN

The Company participates in the National City SIP/401(k) Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. National City may make contributions to the plan for employees with one or more years of service in the form of National City common stock in varying amounts depending on participant contribution levels. National City provides up to a 6.9% matching contribution. For the year ended December 31, 2006, the Company expensed $324,457 pursuant to this plan.

National City has a noncontributory, defined benefit pension plan covering substantially all employees. Effective January 1, 2005, the Company became eligible to participate in the defined benefit pension plan. Pension benefits are derived from a cash balance formula, whereby credits based on salary, age, and years of service are credited to employee accounts. Actuarially determined pension costs are charged to current operations by National City and are not allocated to the Company.

Additionally, the Company maintains a deferred compensation plan covering highly compensated individuals. The deferred compensation plan's assets and corresponding liability total $3,546,030, and are recorded on the Statement of Financial Condition in Securities Inventory and Deferred Compensation Plan Payable, respectively.

N. SYNDICATION OF TAX CREDIT FUNDS

The Company syndicates partnership interests in tax credit funds, which are organized as limited liability companies (LLCs) that acquire 99.99% limited partnership interests in single asset entities that each own a multifamily property eligible for low income housing tax credits. The company sells 99.99% of the funds' limited partnership interests to institutional investors while an affiliate of the Company maintains a 0.01% managing member interest in each fund. The properties in the tax credit funds generate a stream of federal tax credits for 10 years, as well as tax deductions from passive losses coming primarily from depreciation and interest expense for 15 years, which flow through to the fund investors. In connection with the syndication of tax credit funds, the Company receives syndication fees for originating, screening, underwriting, acquiring and accumulating the multifamily properties and selling the equity interests in the funds; the Company has no continuing involvement with the funds once the fund interests are sold. An affiliate of the Company receives fees for providing asset management services throughout the lives of the funds pursuant to a separate asset management contract executed with the funds. During the year ended December 31, 2006, the Company syndicated $186,775,236 in tax credit funds.

O. PURCHASED TAX CREDIT ASSET MANAGEMENT CONTRACTS

In 2000, the Company purchased the rights to manage certain low-income housing tax credit investor funds. On July 1, 2004, as part of the Acquisition, the contracts were valued at a fair market value of $2,658,134. The value for these rights has been amortized over the estimated remaining lives of the related contracts ranging from 5 to 15 years at the time of the valuation. On December 21, 2006 these contracts were sold to an affiliate at their amortized value of $2,084,285. Amortization expense for the year ended December 31, 2006 was $224,919.

P. PURCHASED REMARKETING AGENT AGREEMENTS

In 2000, the Company purchased the rights to serve as remarketing agent for certain tax exempt issues of variable rate demand notes. Under the terms of the remarketing agreements, an investor in the variable rate demand notes may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor.

On July 1, 2004, as part of the Acquisition, the contracts were valued at a fair market value of $1,501,578. The value for these rights is amortized over the estimated remaining lives of the related agreements ranging from 1 to 5 years at the time of the valuation. At December 31, 2006, accumulated amortization of the agreements was $1,216,382. Amortization expense for the year ended December 31, 2006 was $314,803.

The estimated amortization expense for each of the remaining years is as follows:

Year Ended December 31,	Amortization Expense
2007	188,565
2008	82,248
2009	14,383

Q. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell represent short-term loans to unaffiliated third parties. It is the Company's policy to take possession of these securities. At December 31, 2006, the amount and market value of the securities purchased under agreements to resell with unaffiliated counterparties was $16,459,095 and $16,881,524, respectively.

The Company's agreements with its counterparties provide for the deposit with the Company of additional collateral by the respective counterparty if the market value of the underlying assets drops below agreed-upon limits. These agreements allow for the Company to pledge the collateral against the Company's short-term borrowings. At December 31, 2006, there was no pledged collateral.

At December 31, 2006, accrued interest receivable from securities purchased under agreements to resell was $106,672. These agreements renew daily.

R. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent short-term borrowings from an unaffiliated third party with a carrying amount of $8,376,000. The market value of the securities sold under agreements to repurchase totaled $8,357,099. The underlying collateral of the same amount is included in the Statement of Financial Condition in Securities Purchased Under Agreements to Resell.

At December 31, 2006, the accrued interest payable from securities sold under agreements to repurchase was $17,403. These agreements renew daily.

S. U.S. TREASURY FUTURES CONTRACTS

As part of its interest rate risk management strategy, the Company buys and sells exchange-traded futures contracts, which are considered derivative instruments as defined by SFAS 149. These instruments are recorded at fair value, with the changes in fair value recorded in Net Trading Gains on the Statement of Income.

At December 31, 2006, the Company had sold short futures contracts to deliver $1,083,125 notional amount of U.S. Treasury Notes. The market value of these futures contracts at December 31, 2006, as determined by the futures exchange, was $8,438 and is included in Securities Inventory in the Statement of Financial Condition. The Company had $296,272 on deposit with the counterparty for those commitments at December 31, 2006. The deposit was in the form of U.S. Treasury securities which are included in Securities Inventory in the Statement of Financial Condition.

RED CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2006

Total ownership equity qualified for Net Capital		$ 109,427,158
Deductions and/or charges:		
Non-allowable assets		43,978,040
Net capital before haircuts on security positions		65,449,118
Haircuts on security positions:		
Trading and Investment Securities:		
US and Canadian government obligations		2,108,901
State and municipal government obligations		658,686
Contractual securities commitments		3,962,595
Options		17,550
Other securities		458,484
Undue concentration		139,886
Deduction for presumed Marketability Test for Municipal Securities		2,215,781
Total haircuts on security positions		9,561,883
Net Capital		$ 55,887,235

Computation of Basic Net Capital Requirement

Minimum net capital required	$710,462	
Minimum dollar net capital requirement of reporting broker/dealer	250,000	
Net capital requirement		710,462
Excess net capital		$ 55,176,773

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 10,656,943
Deduct adjustment based upon deposits in special reserve bank accounts	-
Total Aggregate Indebtedness	$ 10,656,943
Ratio of aggregate indebtedness to net capital	0.1907

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of January 26, 2007.

RED CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3
AS OF DECEMBER 31, 2006

COMPUTATION OF RESERVE REQUIREMENTS

Total Credit Balances	$ –
Total Debit Balances	$ –
Excess of Total Credits Over Total Debits	$ –
Reserve requirements (at 105%)	$ –

RED CAPITAL MARKETS, INC.

SCHEDULE III
RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2006

Per Focus Report X-17a-5
filed January 26, 2007.

Excess of Total Credits Over Total Debits	$ --
Reserve Requirements (at 105%)	$ --
Amount on Deposit	$ 944,788

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed January 26, 2007.

RED CAPITAL MARKETS, INC.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2006

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ --
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ --
Number of items	None

Ernst & Young

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
Red Capital Markets, Inc.

In planning and performing our audit of the financial statements of Red Capital Markets, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by an entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2007

END